ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com

October 30, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:                             PNC Funds (the “Trust”) (Registration No. 333-227516)

Responses to Comments on the Trust’s Registration Statement on Form N-14

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2018 and on October 16, 2018 regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 488 under the Securities Act of 1933 (the “1933 Act”) on September 25, 2018 and related to the proposed reorganization of PNC Intermediate Bond Fund (the “Intermediate Bond Fund”) into PNC Total Return Advantage Fund (the “Advantage Fund,” and together, the “Funds”).  The Trust intends to file a definitive Joint Proxy Statement/Prospectus pursuant to Rule 497 under the 1933 Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) provide certain information as of the record date of the Special Meeting of Shareholders

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Joint Proxy Statement/Prospectus

1.              Comment: The Staff notes that the Trust has not incorporated by reference the statutory prospectus of the Advantage Fund.  Please confirm that the Registration Statement provides all information required by Item 5(a) of Form N-14.

Response: The Trust confirms that all information required by Item 5(a) of Form N-14 is provided in the Registration Statement.

2.              Comment: On page 2, the Trust discloses that the Funds have similar investment objectives and substantially similar investment strategies and summarizes differences in the Funds’ investment strategies, such as duration and different limits on each Fund’s investments in “junk bonds.”  Pursuant to Item 3(b) of Form N-14, please confirm that the differences highlighted in this synopsis are the only differences in the Funds’ principal investment strategies, and disclose any other differences between the Funds’ principal investment risks and fundamental investment restrictions in this synopsis.

Response: The Trust has reviewed the disclosure and confirmed that it represents a clear and concise comparison of the investment objective and policies of the Funds, including significant differences, in accordance with the requirements of Item 3(b).  In response to the comment, the Trust has added disclosure briefly comparing the Funds’ principal risk factors.  Finally, the Trust confirms that the Funds’ fundamental investment restrictions are identical and has added disclosure to that effect.

3.              Comment: On page 3, the Trust discloses the Funds’ principal investment strategies side-by-side.  Please include a narrative summary comparing each Fund’s principal investment strategies.  In addition, immediately after the synopsis, please briefly discuss the principal risk factors of investing in the Advantage Fund and briefly compare those risks with those associated with an investment in the Intermediate Bond Fund.  Please see Item 3(c) of Form N-14.

Response: The requested changes have been made.

4.              Comment: On pages 8 and 9, the Trust discloses the Funds’ annual fund operating expenses, both before and after the reorganization.  Please confirm supplementally that the fee table complies with Item 3(a) of Form N-14.

Response: The Trust so confirms.

5.              Comment: On page 10, in the footnotes to the Funds’ combined expense table, the Trust discloses that under the expense limitation agreement, PNC Capital Advisors, LLC (the “Adviser”) may recoup any fees waived or expenses reimbursed if such recoupment (a) occurs within three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amount waived or reimbursed and (b) does not cause the Fund’s other expenses to exceed the percentage expense limitation in effect at the time such fees were waived or expenses reimbursed.  The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. In light of clause (a), please modify the disclosure accordingly or explain supplementally why recoupment is not probable within a three year period.

Response: The Trust respectfully declines to modify the referenced disclosure and submits the following by way of an explanation for why recoupment is not probable within the relevant period.  According to FASB ASC 946-20-25-4, a liability for excess expenses waived or reimbursed by the Adviser should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•      A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;

•      A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice;

•      The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•      Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•      The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While each Fund’s expense recoupment period is based on the three years following the year in which a waiver occurs or an expense is reimbursed, the slightly longer period has little or no bearing on each Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment.  Even if a fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the fund, such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Trust does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2.  Fund management has provided this analysis to the Funds’ independent registered public accounting firm and they do not object to Fund management’s accounting treatment.

6.              Comment: Please confirm supplementally that any fees waived or expenses reimbursed by the Adviser with respect to the Intermediate Bond Fund and subject to recoupment will not be carried over to the Advantage Fund after the reorganization.

Response: The Trust so confirms.

7.              Comment: On page 13, under the “Comparison of Investment Risks,” please revise the disclosure to clarify that the principal investment risks apply to both Funds.  Please also emphasize the different limits each Fund has on investing in “junk bonds.”

Response: The Trust has revised the disclosure as follows:

In deciding whether to approve the Reorganization, you should consider the similarities and differences between Intermediate Bond Fund and Advantage Fund. In particular, you should consider whether the amount and character of investment risk involved in the authorized investments of Advantage Fund is commensurate with the amount of risk involved in the authorized investments of Intermediate Bond Fund.

The principal risks affecting the Intermediate Bond Fund and the Advantage Fund are substantially similar.  In managing both Funds, the Advisor has generally taken a similar ~~and conservative~~ approach to managing the principal risks of the Funds’ portfolios, including interest rate and credit risk, and the Advisor expects to continue that approach in respect of the post-Reorganization Advantage Fund following the Reorganization. Both Funds are exposed to various risks that could cause shareholders to lose money on their investments in the Funds. In addition, the Intermediate Bond Fund may invest up to 15% of its assets in fixed income securities that are rated below investment grade or, if unrated, are determined by PNC Capital to be of comparable quality, sometimes known as “junk bonds” whereas Advantage Fund can invest up to 20% of its assets in such securities. Therefore, the Advantage Fund will have correspondingly greater exposure to the risks associated with such investments than the Intermediate Bond Fund during those times when the Advantage Fund utilizes that additional flexibility to invest more than 15% of its assets in such securities.  ~~The following discussion compares and shows the similarities of the principal risks affecting each Fund.~~

8.              Comment: On page 26, the Trust discloses that the Intermediate Bond Fund and the Advantage Fund will each pay any brokerage commissions, dealer mark-ups, and similar expenses that it may incur in connection with the purchase or sale of portfolio securities, and that the Advantage Fund will pay all governmental fees in connection with the registration of shares issued in connection with the Reorganization.  Please disclose the estimated amounts of all expenses expected to be borne by the Funds.

Response: The Trust has revised the disclosure as follows and has moved this disclosure earlier in the Registration Statement:

Expenses of the Reorganization. The Advisor will bear and pay directly the costs and expenses (estimated to be $230,000) incurred in connection with the Reorganization, including the legal and other expenses associated with preparing, printing and mailing this joint proxy statement/prospectus~~Expenses of the transaction will be borne by the Advisor~~, except for Reorganization Costs (as defined below).  ~~This amounts to estimated expenses of $230,000. Notwithstanding the foregoing,~~ Pursuant to the terms of the Agreement, Intermediate Bond Fund and Advantage Fund will each pay any brokerage commissions, dealer mark-ups, and similar expenses that it may incur in connection with the purchases or sale of portfolio securities, and Advantage Fund will pay all governmental fees required in connection with the registration or qualification under applicable state and federal laws of the shares of Advantage Fund issued in connection with the Reorganization, if any (the “Reorganization Costs”). The Advisor expects that the portfolio of the Intermediate Bond Fund will be re-positioned in advance of the Reorganization, and the amount of Reorganization Costs anticipated to be incurred by the Intermediate Bond Fund is estimated at approximately $158,306 (or approximately 0.09% of the average daily net assets of the Intermediate Bond Fund).  The Advisor does not anticipate that the Advantage Fund will sell any of its securities in connection with the Reorganization and, accordingly, the Advisor does not expect the Advantage Fund will incur any material Reorganization Costs.  The actual amount of Reorganization Costs incurred by each Fund could be more or less than these amounts.  If the Reorganization is not consummated, the Advisor will ~~pay~~ bear all the costs and expenses incurred in connection with~~of~~ the Reorganization.

9.              Comment: On page 26, in the section titled “Capitalization,” please confirm that the values provided in the table are accurate and revise if needed.

Response: The Trust has revised the table under the section titled “Capitalization” and confirmed that the values provided in the Trust’s definitive Proxy Statement/Prospectus are accurate.  The capitalization table has been revised to read as follows:

Fund	Net assets	Net asset value per share	Shares outstanding
Intermediate Bond Fund
Class A	$2,782,973	$10.64	261,453
Class C	$138,276	$10.68	12,950
Class I	$156,788,542	$10.63	14,744,863

Total	$159,709,791		15,019,266

Advantage Fund
Class A	$3,589,602	$10.47	342,725
Class C	$340,773	$10.49	32,498
Class I	$151,937,162	$10.45	14,532,821

Total	$155,867,537		14,908,044

Advantage Fund (Pro Forma Combined)*
Class A**	$6,851,624	$10.47	654,284
Class I	$308,725,704	$10.45	29,536,509

Total**	$315,577,328		30,190,793

* Pro forma figures reflect the effect of the estimated Reorganization Costs.

** Amounts presented reflect the separate and concurrent conversion of Class C shares of the Advantage Fund into Class A shares of the Advantage Fund.

10.       Comment: On page 28, the Trust discloses that the costs of the preparation of proxy materials and distribution will be borne by the Funds and allocated among them on the basis of their relative net assets.  Please disclose this information earlier in the Registration Statement.

Response: The Trust has removed the referenced disclosure and refers the Staff to the Trust’s response to Comment 8.

11.       Comment: On page 30, under the section “Experts,” pursuant to Rule 411 under the 1933 Act, please include the 1933 Act file number of the Trust.

Response: The requested change has been made.

12.       Comment: On page C-3, please disclose which Portfolio Managers are expected to remain with the Advantage Fund following the completion of the reorganization.

Response: The requested change has been made.

Statement of Additional Information

13.       Comment: In the section titled “Pro Forma Financial Information,” the Trust discloses that the Adviser will bear all of the costs and expenses incurred in connection with the reorganization, except for Reorganization Costs (as defined in the Trust’s response to Comment 9).  If securities have been identified that will be sold due to the reorganization (either before or after the reorganization), please disclose in the Proxy Statement/Prospectus the estimated portfolio transaction costs to be borne by the Funds, both as an absolute dollar amount and on a per share basis.  In addition, if such portfolio transactions are expected to result in a capital gain distribution, please disclose the estimated impact to shareholders of such capital gain distribution, both as an absolute dollar amount and on a per share basis.

Response: The Trust has clarified its disclosure in the Proxy Statement/Prospectus including regarding estimated amounts of portfolio transaction costs.  The Trust confirms that such portfolio transactions are not expected to result in any capital gain distributions.

14.       Comment: In the section titled “Pro Forma Financial Information,” the Trust discloses that the Post-Reorganization Advantage Fund offers the potential for economies of scale that may lead to lower shareholder expenses.  The Staff notes that increased economies of scale may increase the likelihood that the Adviser is able to recoup previously waived fees or reimbursed expenses.  If the Adviser is able to recoup fees waived or expenses reimbursed, please disclose that improved economies of scale may also increase the possibility that the Adviser recoups such fees waived or expenses reimbursed.

Response:  The requested change has been made.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                                Thomas R. Rus

Mallory L. Bivens

Jeremy C. Smith, Esq.